1210 - 885 West Georgia St
Vancouver, BC V6C 3E8
Tel. (604) 682-4004
Fax (604) 682-4009

April 15, 2011

VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

Dear Sirs:

Silvermex Resources Inc. (the “Company”)
SEDAR Project Number 1723903, 1723910

Thank you for your comment letter dated April 13, 2011. Following our discussion, we have corrected the date of the MD&A and are re-filing the Company’s Management’s Discussion and Analysis with the appropriate certifications.

Yours truly,

“Hallein Darby”
Hallein Darby
Chief Financial Officer